Exhibit 11

WASTE INDUSTRIES USA, INC.

COMPUTATION RE: EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2002	2001	2002
Net income	$2,023	$3,176	$5,311	$8,193

Weighted average number of common shares issued and outstanding—Basic	13,338	13,336	13,272	13,335

Common stock equivalents
Options for common stock	176	239	136	239

Weighted average common stock equivalents	13,514	13,575	13,408	13,574
Less treasury shares to be repurchased	(153)	(228)	(127)	(226)

Weighted average shares outstanding—Diluted	13,361	13,347	13,281	13,348

Basic and diluted earnings per share	$0.15	$0.24	$0.40	$0.61